Exhibit 8.1

500 West Jefferson Street, Suite 2800 Louisville, Kentucky 40202-2898 502.589-5235
WYATT, TARRANT & COMBS, LLP	Fax: 502.589.0309

April 24, 2015

Kentucky Bancshares, Inc.	Madison Financial Corporation
4th & Main Street	660 University Shopping Center
Paris, KY 40361	Richmond, KY 40475

RE:                           Certain Federal Income Tax Matters

Dear Ladies and Gentlemen:

You have requested our opinion concerning the material United States federal income tax consequences of (i) the statutory share exchange (the “Share Exchange”) of the outstanding shares of common stock of Madison Financial Corporation, a Kentucky corporation (“MFC”), for the right to receive shares of the common stock of Kentucky Bancshares, Inc., a Kentucky corporation (“KBI”), pursuant to the Agreement and Plan of Share Exchange, dated as of January 21, 2015, between MFC and KBI (the “Agreement”); (ii) immediately thereafter, the Redemption (as defined below) of certain outstanding shares of preferred stock of MFC; and (iii) immediately thereafter, the merger (the “Holding Company Merger”) of MFC into KBI pursuant to which the separate corporate existence of MFC will cease and KBI will be the surviving entity, all pursuant to a single, integrated plan.  The Share Exchange, the Redemption and the Holding Company Merger are sometimes collectively referred to herein as the “Transaction.”  Unless otherwise specified, all capitalized terms used herein have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of KBI, executed by a duly authorized officer of KBI, and (b) the Certificate of Representations of MFC, executed by a duly authorized officer of MFC (together, the “Certificates”), (iii) the Registration Statement of KBI on Form S-4 and the joint proxy statement/prospectus included therein, filed with the Securities and Exchange Commission (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii)

all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents that affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither KBI nor MFC will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. We assume that any holder of shares of MFC Common Stock that, as of the Effective Time, has asserted dissenters’ rights will receive, pursuant to statutory procedures, an amount per share of MFC Common Stock that will not exceed the Exchange Ratio (as adjusted pursuant to the Agreement).

Finally, we assume that the total value of shares of KBI Common Stock issued in the Share Exchange, based upon the closing sales price of shares of KBI Common Stock as reported on the OTC Bulletin Board on the day immediately preceding the date of the Agreement (the “Continuity of Interest Date), will not be less than 40% of the aggregate of (a) the total Common Stock Consideration and (b) the total amount of all cash paid (whether with respect to MFC Preferred Stock or otherwise) in the Transaction (the “Continuity of Interest Test”).  KBI and MFC have represented that the Continuity of Interest Test will be met on the Continuity of Interest Date.  Based on the price per share of the KBI Common Stock as of the date preceding the date on which the Agreement was executed, as reported on the OTC Bulletin Board, and the extrapolated value per share of the MFC Common Stock as of that date, the Transaction consideration, when taking into account all cash being paid (pursuant to the Share Exchange, the Redemption or otherwise), will consist of at least 40% of KBI Common Stock, absent a substantial decline in the Consolidated Net Book Value.  This opinion will be withdrawn and of no effect in the event that the Continuity of Interest Test is not met on the Continuity of Interest Date.

Our opinion is based on the understanding that the relevant facts (including the representations made in the Certificates) are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

DESCRIPTION OF THE SHARE EXCHANGE, THE REDEMPTION
 AND THE HOLDING COMPANY MERGER

The Share Exchange will become effective on the date and at the time prescribed by the Articles of Share Exchange filed with the Secretary of State of Kentucky.

It is understood that, immediately prior to the Share Exchange, the authorized capital stock of MFC will consist of 1,000,000 shares of MFC Common Stock, of which 220,890 shares will be issued and outstanding; 30,000 shares of MFC Series A Preferred Stock, of which 8,508 shares will be issued and outstanding; 3,370 shares of MFC Series B Preferred Stock, of which 3,370 shares will be issued and outstanding; and 169.0169 shares of MFC Series C Preferred Stock, of which 169 shares will be issued and outstanding.  The issued and outstanding shares of MFC preferred stock are collectively referred to herein as the “MFC Preferred Stock.”  We further understand that, immediately prior to the Share Exchange, the authorized capital stock of KBI will consist of 10,000,000 shares of KBI Common Stock, of which 2,725,948 shares will be issued and outstanding, and 300,000 shares of blank check preferred stock, of which no shares will be issued and outstanding.

At the Effective Time, subject to adjustment pursuant to Section 3.1(d) of the Agreement, each share of MFC Common Stock issued and outstanding immediately prior to the Effective Time (except for shares owned by MFC, any MFC Subsidiary, KBI, or any KBI Subsidiary, and Dissenting Shares) will be converted into 1.1927 shares of KBI Common Stock (the “Exchange Ratio”).  Pursuant to the Agreement, if the Consolidated Net Book Value as of the Effective Time is less than $10,981,000, the Exchange Ratio will be reduced by the quotient obtained by dividing the Book Value Shortfall Factor by 220,890.

The Agreement also contains a number of conditions to closing that are customary for similar transactions.

No certificate or scrip representing fractional shares of KBI Common Stock will be issued in the Share Exchange. In lieu thereof, each holder of MFC Common Stock who otherwise would be entitled to receive a fractional share of KBI Common Stock will be entitled to receive cash in an amount determined pursuant to the Agreement.

Concurrently with the Share Exchange and prior to the Holding Company Merger, all outstanding shares of MFC Preferred Stock will be redeemed (or irrevocably called for redemption and the full redemption price deposited with third parties as required by the documents governing the MFC Preferred Stock) by MFC (the “Redemption”), using cash provided by KBI.  Pursuant to the Agreement, the Holding Company Merger will occur immediately following the Share Exchange and the Redemption.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1.                                      The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code.

2.                                      No gain or loss will be recognized by MFC or KBI as a result of the Transaction.

3.                                      The basis of the assets of MFC to be acquired by KBI in the Holding Company Merger will be the same as the basis of such assets in the hands of MFC immediately before the Transaction.

4.                                      The holding period for MFC’s assets in the hands of KBI will include the holding period during which MFC held such assets.

5.                                      A holder of shares of MFC Common Stock who receives solely cash in exchange for such shareholder’s shares of MFC Common Stock (as a result of such shareholder’s dissent to the Share Exchange) will recognize capital gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s shares of MFC Common Stock, subject to the provisions and limitations of Section 302 of the Code.

6.                                      A holder of shares of MFC Common Stock who receives shares of KBI Common Stock in exchange for such shareholder’s shares of MFC Common Stock (not including any cash received in lieu of fractional shares of KBI Common Stock) will not recognize any gain or loss as a result of such exchange.

7.                                      A holder of shares of MFC Common Stock who receives cash in lieu of fractional shares of KBI Common Stock will recognize capital gain or loss as if such fractional shares of KBI Common Stock were distributed as part of the Share Exchange and then redeemed by KBI, subject to the provisions and limitations of Section 302 of the Code.

8.                                      The aggregate tax basis of shares of KBI Common Stock received by a holder of shares of MFC Common Stock (including fractional shares of KBI Common Stock, if any, deemed to be issued and redeemed by KBI) generally will be equal to the aggregate tax basis of the shares of MFC Common Stock surrendered in the Share Exchange.

9.                                      The holding period of the shares of KBI Common Stock received by a holder of shares of MFC Common Stock will include the period during which the shares of MFC Common Stock surrendered in exchange therefor were held.

10.                               A holder of shares of MFC Preferred Stock who tenders such shares in the

Redemption will recognize capital gain or loss, subject to the provisions and limitations of Section 306 and Section 302 of the Code.

* * *

Our opinion is limited to the foregoing federal income tax consequences of the Transaction, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Share Exchange or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Transaction that may be relevant to a holder of shares of MFC Common Stock in light of that holder’s particular status or circumstances, including, without limitation, holders of shares of MFC Common Stock that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose shares of MFC Common Stock were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive shares of KBI Common Stock other than in exchange for shares of MFC Common Stock, (x) persons who hold shares of MFC Common Stock as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold shares of MFC Common Stock other than as capital assets, (xii) holders of shares of MFC Common Stock who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities.  In addition, we undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Wyatt, Tarrant & Combs, LLP